                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)*

                              Wells Fargo & Company
                                 (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   949740-10-4
                                 (CUSIP Number)

                           William J. Henrich, Jr., Esq.,
                     Dilworth, Paxson, Kalish & Kauffman LLP
      3200 Mellon Bank Center, 1735 Market Street, Philadelphia, PA 19103
                                   (215) 575-7080
           (Name, Address and Telephone Number of Person Authorized to
                          Receive Notices and Communications)

                                     April 1, 1996
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     Check the following box if a fee is being paid with the statement|_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

     CUSIP No. 949740-10-4

     1.  NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Walter H. Annenberg
         Social Security Number: ###-##-####
         ------------------------------------------------------------
     2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                            (b) |X|
         ------------------------------------------------------------
     3.  SEC USE ONLY
         ------------------------------------------------------------
     4.  SOURCE OF FUNDS*

         BK.  00
         The shares held by the Reporting Person were purchased from borrowed funds. The shares held by each other Holder were purchased from such Holder's funds
         ------------------------------------------------------------
     5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                         | |
         ------------------------------------------------------------
     6.  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
         ------------------------------------------------------------
                           7.  SOLE VOTING POWER
         NUMBER OF
           SHARES              4,030,010 Shares
        BENEFICIALLY        -----------------------------------------
          OWNED BY         8.  SHARED VOTING POWER
            EACH
         REPORTING                 8,400 Shares
           PERSON           -----------------------------------------
            WITH           9.  SOLE DISPOSITIVE POWER

                               4,030,010 Shares
                            -----------------------------------------
                          10.  SHARED DISPOSITIVE POWER

                                  8,400 Shares
         ------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

          4,038,410 Shares
          -----------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                       | |
          -----------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.22%
          -----------------------------------------------------------
     14.  TYPE OF REPORTING PERSON*

          IN
          -----------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                            STATEMENT ON SCHEDULE 13D

     Item 1.  Security and Issuer
     ----------------------------
          This Amendment No. 4 to Statement on Schedule 13D
     (the "Statement") relates to shares of common stock, par value $5.00 per share (the "Common Stock"), of Wells Fargo &
     Company, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 420 Montgomery Street, San Francisco, California 94163.

     Item 2.  Identity and Background
     --------------------------------
          Set forth below is certain information concerning the natural person filing this Statement (the "Reporting
     Person"):

            (a) Name:  Walter H. Annenberg

                Business Address:
                   St. Davids Center, Suite A-200
                   150 Radnor-Chester Road
                   St. Davids, PA 19087

            (b) Principal Occupation: Private foundation executive,
                   private investor and trustee

            (d), (e) Legal Proceedings: During the last five years, the
                       Reporting Person: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Citizenship: The Reporting Person is a citizen of the
                       United States of America.

     Item 3. Source and Amount of Funds or Other Consideration
     ---------------------------------------------------------

          The shares of Common Stock reported in this Statement are variously held by the Reporting Person and others (the Reporting Person and such others being referred to collectively as the "Holders") as set forth in the following table, which also sets forth the total purchase price for such shares paid by the Holders.

                                                              Total Purchase
      Holder                              No. of Shares            Price*
      ------                             --------------       --------------

     Walter H. Annenberg                     500,000          $ 37,963,282
     (the Reporting Person)

     Leonore Annenberg                         8,400               953,281

     The Annenberg Foundation              2,000,000           160,223,790

     Walter H. Annenberg as sole
     Trustee of Trust under Will
     of Moses L. Annenberg                 1,500,000           161,123,773

     Various Family Trusts                    30,010             3,954,746
                                          ----------          ------------
                                           4,038,410 shares   $364,218,872
                                          ==========          ============

     *Does not include brokers' commissions.

     Item 4.  Purpose of Transaction
     -------------------------------
     The shares of Common Stock reported in this Statement were in all cases purchased solely for the investment purposes of the respective Holders. Although neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the other Holders has any contract or agreement to purchase shares of Common Stock from any person, the Reporting Person and the other Holders may purchase additional shares from time to time for investment if shares are available at prices considered by the respective Holders to be favorable. The Reporting Person anticipates that any such additional purchases would be made in open market brokerage transactions. The Reporting Person anticipates that whether any of the Holders purchases additional shares and, if so, the number of shares to be purchased by such Holder, will depend upon a variety of factors, including, among others, the market price of the shares, market conditions, availability of funds, evaluation of alternative investments and the need of funds for other purposes.

     Except as described in this Statement, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the other Holders presently has any plans or proposals which would relate to or would result in any of the following:

      (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or

      (e) any material change in the present capitalization or dividend policy of the Issuer;

      (f) any other material change in the Issuer's business or corporate structure;

      (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

      (j) any action similar to any of those enumerated above.

     Item 5.  Interest in Securities of the Issuer.
     ----------------------------------------------
          (a) As of the close of business on April 30, 1996, Walter H. Annenberg, the Reporting Person, ceased to be a beneficial owner of five percent or more of the Common Stock of the Issuer and accordingly will not be filing additional Schedule 13D Amendments with respect thereto. As of that date, the Reporting Person beneficially owned a total of 4,038,410 shares of Common Stock (as determined in accordance with Rule 13d-3 under the Exchange Act). Such shares constituted approximately 4.22% of the 95,727,820 shares of Common Stock outstanding on April 30, 1996 (as advised to us by the Issuer). Such shares respectively are held by the Holders as follows:

                                                              Percentage of
                                                               Outstanding
      Holder                              No. of Shares            Shares
      ------                             --------------       --------------

     Walter H. Annenberg                     500,000                0.52%
     (Reporting Person)

     Leonore Annenberg                         8,400                0.01

     The Annenberg Foundation              2,000,000                2.09

     Trust under Will of
     Moses L. Annenberg(1)                 1,500,000                1.57

     Various Family Trusts(2)                 30,010                0.03
                                          ----------             --------
                                           4,038,410 shares         4.22%
                                          ==========             ========

     ---------
    (1) For the benefit of certain members of the Annenberg Family including the Reporting Person.

    (2) For the benefit of certain nephews and nieces of the Reporting Person.

          Set forth below is certain information regarding each of the Holders in addition to the Reporting Person.

          1. Leonore Annenberg is the Reporting Person's wife. The Reporting Person disclaims beneficial ownership of the shares of Common Stock held by her.

          2. The Annenberg Foundation (the "Foundation") is a Pennsylvania nonprofit stock corporation whose sole shareholder is the Reporting Person. The Reporting Person is also sole Director, Chairman and President of the Foundation.

          3. The Reporting Person is the sole trustee of the Trust under Will of Moses L. Annenberg who was the Reporting Person's father. The Reporting Person presently has a life interest in two-fifteenths of the income of the Trust under Will of Moses L. Annenberg.

          4. The Reporting Person is the sole trustee of various family trusts for the benefit of certain nephews and nieces of the Reporting Person.

          (b) In his capacities as sole Director, Chairman and President of the Foundation, and as sole trustee of the Trust under Will of Moses L. Annenberg and under the various family Trusts referred to in Item 5(a) above, the Reporting Person has sole power to vote, or to direct the vote of, and to dispose of or to direct the disposition of, all shares of Common Stock reported in this Statement as held by him, by the Foundation, or by such Trusts (the "Trusts").

          (c) The following table sets forth all transactions in the Common Stock that were effected during the past sixty days by the Holders named in response to paragraph (a) of this Item 5:


                                 Purchase    No. of    Price Per
          Holder                   Date      Shares      Share*
          ------                ----------  --------   ---------

     Trust under Will of
     Moses L. Annenberg          03/07/96     3,000     $248.250
                                 03/07/96    34,900      248.000
                                 03/07/96    39,300      247.750
                                 03/07/96    18,200      247.500
                                 03/07/96     2,700      247.375
                                 03/07/96     1,900      247.000

     *Does not include brokers' commission.

     All such transactions were effected in open market transactions on the New York Stock Exchange.

          (d) The Reporting Person has the sole right to receive and the sole power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock reported herein as held by the Reporting Person.

          Leonore Annenberg has the sole right to receive and the sole power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock reported herein as held by her.

          The Foundation has the sole right to receive and the sole power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock held by it. The Foundation makes charitable grants to public charities and, in limited instances, to other private foundations, and activities involving educational programs.

          The Trusts referred to in paragraph (a) of this Item 5 have in each case the right to receive and, acting through the Reporting Person in his capacity as sole trustee of each such trust, the sole power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock respectively held by them.

     (e) Not Applicable.

     Item 6.  Contracts, Arrangements, Understandings or
              Relationships with Respect to Securities of the Issuer.
     ----------------------------------------------------------------
          The following sets forth information regarding relationships among the persons and entities listed in Item 5(a) as holders of shares of Common Stock of the Issuer. The Reporting Person is sole shareholder, Director, Chairman and President of the Foundation and, in those capacities, has sole power to vote, or to direct the voting of, and to dispose of, or to direct the disposition of, the shares of Common Stock held by the Foundation. The Reporting Person is the sole trustee of the Trust under Will of Moses L. Annenberg and, in that capacity, has sole power to vote, or to direct the voting of, and to disose of, or to direct the disposition of, the shares of Common Stock held by such Trust. Leonore Annenberg is the Reporting Person's wife. In addition the Reporting Person is the sole trustee of various family Trusts referred to in Item 5(a) and, in that capacity, has sole power to vote, or to direct the voting of, and to dispose of, or to direct the disposition of, the shares of Common Stock held by such Trusts.

           Except as described above in this Statement, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the Reporting Person, any Holder, and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

      Item 7.  Material to be filed as Exhibits
      ------------------------------------------
       (a)     Letter Agreement dated March 11, 1994
               for Line of Credit and Committed Line
               of Credit Note (Previously filed)

       (b)     Excerpt from Will of Moses L. Annenberg. (Previously filed)

       (c)     Excerpts from various family Trust instruments.
               (Previously filed)

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


     Dated:  May 2, 1996              Walter H. Annenberg